Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

The following is a transcript of the Analyst Day Presentation by Vieco USA, Inc., held via webcast on October 14, 2021.

Dan Hart:

Hi, and welcome to Virgin Orbit. I’m Dan Hart, and I have the privilege of being the CEO of this company, an innovative company bringing new capabilities to space launch and to space solutions.

Dan Hart:

Today, we’ll be going through a lot of information about our technology, about our team, about our business plans and strategies. But before we get into it, here’s a little video showing our recent accomplishments, our flights to space and some comments from our customers.

Video:

Dan Hart: There are about 80 different space agencies around the world right now and only a little over a handful of them have space launch capability. We can give them a sovereign launch capability from their sovereign territory anywhere in the globe. And for the national security world, which is right now concentrated in launch capabilities in Cape Canaveral and Vandenberg Space Force Base we can provide distributive launch, resilience of launch so that no adversary will ever be able to deny us ability to get access to space.

Prime Minister of the U.K., Boris Johnson: Hi folks, it is fantastic to be here at New Key Space Port at the very beginning of our V7 summit. You can see LauncherOne behind me and we are hoping that this will be the launcher used by Virgin to send U.K. payloads, satellites up into space and put the new space port on the map.

Consul General of the Republic of Poland in LA, Jaroslaw Lasinksi: It gives me great privilege to convey a letter from the President of the Republic. Thank you for the invitation to participate in the ceremonial launch of LauncherOne which will launch into Orbit the satellites by the Polish company SatRevolution.

RNLAF, Lieutenant Colonel Bernard: For the launch we selected Virgin Orbit which makes access to space from any airfield a 747 can take.

President of the Brazilian Space Agency, Sr. Carlos Moura: We can take advantage of a platform that already exists in Alcantara. In this case, the rocket is carried on the underside of an airplane and it takes off from an airport, or we could also use a different launching mode which launches from an airplane. In Alcantara, we have a runway bigger than the one in Sao Luis so when the airplane reaches an altitude of about 10-12 kilometers it releases the rocket and it proceeds with the mission.

Chief of Space Operations, U.S. Space Force, General John W. Raymond: As I mentioned up front, the launch is important to us today and we are taking an enterprise approach. We’ve got multiple companies that are in contract with us for responsive launch capabilities, working the policies, processes and range part of this.

Administrator, NASA, Jim Bridenstine: In the United States, we’ve had a gap in our ability to launch small payloads to specific orbits. That’s really what prompted me and others to push forward on the venture class launch services program. We wanted to be able to launch small payloads to very specific orbits at a lower cost than we normally could. We wanted to make it feasible from a cost perspective to get these payloads to a specific orbit.

Dan Hart:

As you’ve just seen, Virgin Orbit is a company bringing disruptive innovation to a space economy that’s in the midst of a transformation. It’s an incredibly exciting time to be in the business. We’re a company that not only can dream and innovate, but we’ve proven our technology with solid execution. We have a diverse portfolio that covers not only commercial and civil space, but national security, international as well as US domestic space and launch as well as satellite services.

Dan Hart:

And we have a unique global reach because of our technology as well as because of our brand and our investors. Today, you’ll be hearing from a number of key speakers. I’ve spent almost four decades in space development, space production, and space business. I’ve done everything from launch to, satellite production and, have run multi-billion dollar businesses. You’ll hear from our Chief Strategist, from our Head of Operations. You’ll hear about technology from Kevin Sagis, our Chief Engineer. Our business, fundamentals from our Chief Financial Officer, and a little bit of extra about the national security world from Mark Baird who just recently was a brigadier general in the Air Force.

Dan Hart:

I’ll be going through an overview of the company. We’ll then dig deep into technology and manufacturing operations. We’ll offer a Q&A and a break at that point. We’ll then go into each business area, commercial, civil, national security, space solutions, and a little more of the overall strategy. We’ll have a little bit more Q&A, and then, we’ll go deep into our financial outlook.

Dan Hart:

You know, we’ve met with a lot of different SPACs after we had our successful launch in January, and one of them really rose to the top, and that was NextGen. And that was obviously, the capital is important, but the experience and the dialogue and discussion about the industry was perhaps more so, and that’s because Greg and George Mattson, his partner, have a deep and long experience running aerospace companies, on the boards of aerospace companies, and at the center of finance for aerospace.

Dan Hart:

At this point, I’d like to hand it over to Greg, and Greg can give you the NextGen outlook on the business. Greg, over to you.

Greg Summe:

Thank you, Dan. And welcome. We appreciate you taking the time and your interest to learn more about Virgin Orbit. I’m Greg Summe the co-founder of NextGen, and I’d like to touch on two main topics with you today. First is our view of the investing opportunity and the second is the diligence that we did to both develop and validate that opportunity.

Greg Summe:

First a quick moment on our backgrounds. My partner George Mattson and I both have extensive experience in aerospace. I ran the avionics and then, the jet engine businesses for AlliedSignal, which is now Honeywell, was chairman and CEO of PerkinElmer, and then, the vice chairman of global buyout at The Carlyle Group.

Greg Summe:

George was a senior partner at Goldman Sachs where he ran the global industrials group for over 10 years. And in addition, combined between us, George and I have over 30 years of public company governance experience with relevant businesses such as Virgin Galactic, Delta, Air France, KLM, TRW, and LMI Aerospace.

Greg Summe:

Our investing thesis in Virgin Orbit is based on four major factors. First, we think there’s a terrific growth opportunity, both in commercial and defense launch and addition to space based data and analytics. Second, Virgin Orbit has a highly differentiated air launch technology, which enables Virgin Orbit to launch satellites at any time from any place into any orbit. It’s also the lowest cost and most reliable system for small rocket launch, principally due to the air launch efficiency and the re-usability of the first stage, a 747. And this mobile capability opens up a unique set of applications for the defense market based on its survivability and anonymity.

Greg Summe:

Third, Virgin Orbit has a great management team lead by Dan, Jim, and Brita, all of whom you’ll hear from today and backed up with a much broader leadership team, all with decades of experience in space and aerospace. And fourth, Virgin Orbit has invested over a billion dollars to not only develop the air launch technology, but also very impressive infrastructure and manufacturing launch development.

Greg Summe:

So these unique capabilities are increasingly being recognized by customers. Virgin Orbit has over $300 million in contractor backlog along with a robust steel pipeline with commercial, civil and national security customers here and abroad. We conducted two months of due diligence with an extensive team of outside experts. We covered everything from the market to cybersecurity. We toured, facilities, spent extensive time with management, and worked with a leading global consulting firm to validate the technology, the market and our competitive position. We also worked closely with Ash Carter to help validate the defense and national security applications, and we interviewed a wide range of customers of all types. And based on our diligence, we think Virgin Orbit has a highly differentiated and unique capability that will enable it to build a successful launch and data analytics platform.

Greg Summe:

This merger raises growth capital of roughly $480 million, which is our cash in trust along with $100 million PIPE. The PIPE includes a significant investment from insiders including NextGen and we anticipate closing around the end of the year. The business commendation values the combined company at $3.2 billion, which is 2.1 times 2025 revenue and 3.2 times the investor capital, a very attractive valuation. With that, I’ll turn it back over to Dan to take you through the business. Dan.

Dan Hart:

Thanks Greg, Virgin Orbit was established as a company in 2017, and in less than four years, we move from an aspirational to an operational launch system. In the span of 13 months, we performed a demonstration flight and two commercial flights – the best that anybody has done in this industry. In fact, next week we’ll be re-receiving a Laureate Award from Aviation Week.

Dan Hart:

With a billion dollar investment from Virgin Group, um, and our minority shareholder Mubadala, we were able to create a fully, new capability of marrying an airplane with liquid air launch. We’ll go through the capabilities and what that does for us, but in essence, it gives us a 30% benefit or advantage over launching a rocket on the ground, and that’s because of the velocity and the altitude that rockets really love. But in addition to the technology, what we were able to do was fully flush out a factory, infrastructure, test and launch sites.

Dan Hart:

Oftentimes new launch systems will focus on an experiment, or a technology, and then, the ramp up in infrastructure becomes an afterthought with a very, very difficult ramp. We’ve avoided this dilemma, with solid investment and a solid focus on the factory, which Tony Gingiss will go through later in the briefing. The combination of the technology and the infrastructure is what opens up a very bright revenue climb that you see on the right.

Dan Hart:

We’ve approached space launch from fundamental physics using the fact that we’re in an atmosphere and can use air and air breathers to get the first leg of the way there. Again, 35,000 feet, the better part of mach one, most of the way through the atmosphere is done by an incredible airplane with a tremendous history of service. Our competition has all approached launch the same way that Atlas and Thor Delta did in 1958 and 1960, working to the same physics, to the same constraints. We’ve taken a different approach.

Dan Hart:

And that approach gives us significant benefits to our customers. If you look at what’s important to our customers, you can see on the left hand part of this chart, reliability, affordability, resilience, and, and unique applications are all key in this period of transformation in the space economy. Let’s start in the gray. I mean, reliability for a launcher is absolutely fundamental to every, single customer that we have. And what we’ve done is we created the simplest rocket you can with a single engine on each single stage, and a lot of muscle coming from an airplane with a tremendous history of service. That gives us a higher predicted reliability, and that’s being borne out in our commercial service that so far has had no anomalies. Our competition on the other side has seen difficulties in engine development and engine operation as they’ve ramped up their service with multiple engine failures happening in recent history.

Dan Hart:

On the affordability side, the simplicity we’ve brought to the system really echoes through the cost structure in everything that we do, and the flexibility that we have with the airplane to both fly from any place we want, to be controlled not by a range that’s complex and difficult to navigate through schedules, but through an airport, which gives us a tremendous advantage. If you look at the needs of our customers, resilience is core and central to national security. Our current infrastructure is predictable and vulnerable, and Mark Baird will talk more about that. Our ability to launch from anywhere, to launch unwarned, to launch responsively answers the call, serves our national security needs, and it’s also very important to any customer with a large constellation that needs to maintain availability for their customers.

Dan Hart:

And at the bottom, I want to just highlight the fact that this technology gives us unique access to markets, markets like missile defense targets, like hypersonic research and technology, where air launch has traditionally been a very difficult and very costly, uh, way to go, and we’re, we’ve changed the game there.

Dan Hart:

And I’ll talk about environment on the next chart. You know, ground launch rockets almost, almost all ground launch rockets launch from wildlife preserves, and they do that because they need to launch away from populated areas. And if you think back at the launches that you’ve seen, you often see photographers showing the juxtaposition between the beauty of nature, the wildlife and the roar of a rocket blasting there. It’s really quite interesting, but what it really also shows is a tremendous amount of acoustic energy that is disrupting and degrading the wildlife and smoke and soot that is polluting it. But we take a different approach. We reuse a runway and we reuse and airplane to leave the Earth and take our first leg to space. We put out 94% less acoustic energy as we take off on our first leg forward and 90% less soot and carbon. Now, let’s back up and take a broad look at what’s going on in the space economy. There are a number of estimates out there, but all of them show a tremendous amount of growth north of a trillion dollar space economy in the next 20 years. We’ve chosen some very specific areas to play and, and move forward in – space launch for commercial space, civil space, national security with $25 billion of opportunity. Other areas of national security like missile defense, hypersonic research and special mission aircraft open up a whole other TAM for us. And we’ve looked at the overall space services market, and we’ve chosen the area of the internet of things and Earth observation. Combining these modalities will capture part of the $30 billion TAM in that area.

Dan Hart:

Looking at what the dynamics are going on in the market, there’s been a huge shift in what’s happened with satellite technology. Satellites used to be the size of a small school bus to do almost any work at all, and the technology that’s been around that we’ve seen in commercial electronics has now taken root in satellites. So, satellites have gotten smaller, more dense in their capability. Power systems for solar arrays have gotten more efficient. Advances like electric propulsion, have all come together to make a whole new class of small, inexpensive satellites that can travel in lower Earth orbit in fleets and do incredible work. And that has given rise to enormous amount of investment, an enormous amount of excitement through both the commercial world, the civil space world, and the national security world where space architectures are changing dramatically. And what do they all need? They all need a ride to space.

Dan Hart:

So we’ve focused on a few very, very key areas where our technology, where our team and our experience can really shine. The areas that we will be moving forward on are certainly commercial and civil launch, which we’ve already done, civil space ports, so we can bring space launch globally across to our allies. And we have activities that are, are active and contracts active moving that forward. National security launch, which we’ve performed, squadron services, which are basically serving the national security by giving readiness, the ability to launch from anywhere to any orbit unwarned. Missile defense targets and hypersonics research and beyond. And the internet of things and Earth observation. These are all terrific opportunities, terrific progressions through a, uh, a- adjacencies, uh, in a growing space market.

Dan Hart:

The team that we’ve put together is unmatched in this industry. It’s a great combination of individuals who have tremendous experience and background making hard systems move forward to create profit and value for our customer and our investors. And people who have come in the industry and built dramatic change across new space companies like OneWeb and SpaceX. The stew that we’ve created in our doors between, national security experience, commercial experience, technology experience and aerospace experience is unmatched and you’ll see some of that built, borne out as, Kevin and Tony go through our technology and our operations.

Dan Hart:

And we’re supported by a, a broader team that has been involved and have been leaders in every, single, uh, advancement in space in the last 25 years and more. From Delta, to Falcon 9, from X37, to some of the most sophisticated commercial satellites serving us today, our team has a huge breadth of experience and knows how to get development done, knows how to ramp up in operations, and were fueled by the spirit and vision and capital of Richard Branson, the Virgin Group and Mubadala, giving us an incredible reach.

Dan Hart:

So I’ve told you a little bit about the overview of the company. We’re now gonna dive into some of the key areas, so let me introduce Kevin Sagis, our Chief Engineer. Kevin has an incredible background. He comes from Lockheed Martin where he did quite a few launch and space missions, and really is an incredible leader for our technologies here at Virgin Orbit. So, Kevin, over to you.

Kevin Sagis:

Hello, everyone. I’m Kevin Sagis. I’m the Chief Engineer at Virgin Orbit, and I’m extremely excited to give a quick overview of the incredible technology that we have. I think one of the most incredible technologies that we have at Virgin Orbit is the ability of launching from any runway at anytime from anywhere and supporting whatever orbit that the customer is looking for. And all of that is completely independent of the launch range.

Kevin Sagis:

Another thing that I’m very excited about at Virgin Orbit is it’s a truly optimal launch system. It’s completely optimized, and the reason that we could fully optimize this system is because we have a bunch of tools in the toolkit. We have the airplane, the rocket and just a wide range of things that we can turn and optimize. In fact, one of those optimizations is the flight profile and the trajectory of the aircraft and the zoom climb of the aircraft.

Kevin Sagis:

The first part of the flight profile is pretty traditional. You know, we take off and we transit out, but then we do a zoom climb. We climb up to an altitude of 35,000 feet in a flightpath angle of about 30 degrees, which results in a payload advantage of about 30% because the drop in altitude is about 35,000 feet which is about three quarters of the atmosphere by density.

Kevin Sagis:

I think one thing that I’m extremely excited about at Virgin Orbit is that working on planes by themselves is fun, and working on a rocket by itself is fun. But, if you bring both of those together, it was fun squared basically. And the, and the reason that’s so important is the attraction of top talent across the industry, and, and so we get the best and the brightest across the industry.

I talked about the, about the 30% advantage on the previous slide and that 30% advantage is very hard to resist, but the barrier of entry to extract out that 30% is very, very high. In fact, if you go back in time and you look at history, a bunch of really smart have attempted the design solution before, but, none of them have really cracked the nut. We’ve had the Air Force. We’ve had NASA. You had DARPA. Commercial entities have worked on it, and really none of them, truly solved the issues and made it transformational.

Kevin Sagis:

On the previous slide, we talked about how it’s extremely hard to do and all of the challenges across the industry. And so one of the ways that we have cracked the nut at Virgin Orbit is we stacked the deck in our favor. And first and foremost is we picked an airplane that is a very, very special airplane. It’s the most successful airplane in the commercial market. It’s been flying for decades in the commercial service, and is, again, a very capable and special aircraft. We take the quality of the aircraft and the way that we operate the aircraft, we’re currently operating the aircraft at 50% of the capability. And so we have tons of margin in the way we’re operating the aircraft.

Kevin Sagis:

If you take the aircraft, it’s provided the ability and the additional tool and design solution to fully optimize the system. We’re taking advantage of the wings and the jet engines on the aircraft to take the burden off the rocket and to make it a, a much more simple rocket. And the result of it being a more simple rocket is it’s a lower cost rocket.

Kevin Sagis:

Another exciting part about the launch solution and the aircraft that we have here is the combination of the launch platform, the first stage of the launch system and the mission control. We took all of those and we compressed them into one. We put all the capability on the aircraft, and effectively the entire launch program in the box. Effectively, four people on the aircraft are fully controlling the entire launch operation from takeoff through count down and the release of the rocket.

Kevin Sagis:

The final aspect is the full independence from the range. All of the ground launch competitors are tied to specific places in the world that, that have the infrastructure for launch. But, again, for us, find an airport, we take off and conduct the launch operations.

Kevin Sagis:

The final thing is the turnaround, in the time in between the conduction of these launch and return to base and the reloading of the rocket. You know, with a traditional ground launch system, they have to refurb the launch system. We don’t have to do that. The design system of the aircraft is truly transformational and it’s designed out a ton of the problems in the ground launch systems.

Kevin Sagis:

Okay, I’m gonna pivot over for a few minutes, and I’m gonna spend a few minutes of talk about the LauncherOne rocket. You know, first and foremost is we began with a clean sheet, designed for simplicity. That is super important because, uh, in like one of the first things you learn in school is designing for simplicity, it makes things affordable, reliable, and consistent.

Kevin Sagis:

And at Virgin Orbit, we fully embraced that launch philosophy, from tip to tail of the entire rocket is designed for simplicity. We have one engine at first stage, and we have one engine in second stage. We took that and combined it with the composite structure that is crazy simple, but is crazy reliable. And it’s super high performance. We took a few key high tech areas, and we focused on those. And the return on the launch system is quite high on the propulsion systems and the composite one takes. And the final part of it is the design and the implementation of automated flight safety system. It’s super great if you can take off from any place in the world, but if you can’t operate from any place in the world, it then becomes a complexity on the design and operations. But at Virgin Orbit, we have the automated flight safety system which provides the ability to fly from any place at any time.

Kevin Sagis:

The third design philosophy at Virgin Orbit is the concept of KISS. It’s a simple acronym, but it’s very profound. And the meaning of acronym is to, is to Keep It Simple, Stupid. The meaning of that is if you keep it simple, it, keeps the cost out of it, but at the same time, it also produces extremely high reliability.

Kevin Sagis:

One of the key areas that we focused on is in propulsion. In propulsion, a majority of the cost of the rocket and the opportunities for failures in the rocket begin in the propulsion system, and so, if you can embrace the concept of KISS and to keep it simple, it will be manifested as a very simple design that is actually, at the same time, quite reliable. And so one of the design choices that we made is we looked across the range of combustion cycles and we picked a combustion cycle that has a long heritage and proven reliability. But at the same time, is extremely high performance.

Kevin Sagis:

The proof is in the pudding. If you look at our two commercial launches at Virgin Orbit they have been completely successful with 100% mission success. I’ve been involved in, you know, quite a few launches across the aerospace, and to be fully successful on your first two commercial launches is completely unheard of. A picture’s worth 1,000 words, if you look at the picture on the left for LauncherOne, you can see the first stage engine on the back end of LauncherOne. In the picture in the, in the middle, you can see a total of nine engines, and in the picture on the right, there are five engines.

Kevin Sagis:

And if you go back in time, there are many assessments from NASA, across the industry, from the Russians, you know, there is proof. And study after study shows that if you have, if you have multiple engines on it, it’s way more complex. If it’s more complex, it’s more cost and you have opportunities for failure. And for each of the engines that you have they have multiple connections and fluid connections. And, in each one of the fluid connections is an opportunity for a failure.

Kevin Sagis:

Engines are hard, and if you have multiple engines, it’s, you know, effectively a plumber’s nightmare. You have all the connections that you have to deal with. You have to ensure that you have a bunch of time in trying to prove that they’re successful. In the field , historically, multiple engine configurations experience a ton of failures.

Kevin Sagis:

Another philosophy that we embrace at Virgin Orbit is less is more. If you have, have one engine and you focus on that one engine, you can make sure the parts that are being tested are fully robust and are ready for flight.

Kevin Sagis:

It took a bunch of investment. A bunch of time. A bunch of deep thinking and a bunch of grit. We had to work through a bunch of challenges to design the engine for the first stage and a different engine for the second stage. But the proof is in the pudding that the system is working flawlessly and the performance advantages of the system and the reliability that the system is providing is showing that we have a big advantage over our competitors.

Kevin Sagis:

I’d like to pivot slightly and to talk about the brains of the rocket. The brains of the rocket are the software on the rocket but also the avionic boxes that the software runs on. And one the things that we did at Virgin Orbit is we began with a clean sheet approach and designed the software from the ground up and the avionics boxes from the ground up. But at the same time, we designed them to, to work together and optimize together. And so we have a ton of commonality in between the avionics boxes and we have a ton of functionality on the software that we can combine together to extract the maximum amount of benefit from the both of those.

Kevin Sagis:

The end result if you fully optimize the system, is the ability to avoid the issues, and if you experience an issue, than you can find a design solution very quickly. Again, to me, the proof is in the pudding. On the first two commercial launches, it’s a bullseye. And why is that important? If we can provide exactly the orbit that they’re asking for, it’s going to save the customer a bunch of time and also a bunch of money.

Kevin Sagis:

We spent a few minutes talking about the current technologies at Virgin Orbit, but at the same time, I’m even more, excited about the future. A few small tweaks in the first stage of LauncherOne, and if we put some bigger thrust engines on the first stage, or put some solid rocket boosters on the first stage, it’s going to be a very large enhancement in the performance of Launcher One. I’ve never met a rocket that didn’t want more thrust, and we have some easy knobs to turn that are going to provide some extra payload for the rocket.

Kevin Sagis:

The concept of reuse is pretty hot across the aerospace industry right now and it makes sense for us at Virgin Orbit to apply the concept of reuse. Our design philosophy is simplicity and very low cost, and so it may make sense for us to take a look at the concept of reuse and decide if it makes sense, and if it does, great news. I’ve been putting parachutes on the back of rockets for over 20 years and fully confident if we decide to implement it, the path to doing so is going to be quite simple. If I go back to the first part of the presentation about the capability of the aircraft and at this point in time we’re only applying about a use factor of 50% on the aircraft, so I can put a way bigger rocket on the top of the aircraft and, putting the bigger rocket on the top of the aircraft is going to increase the payload capability by a factor of three or four.

Kevin Sagis:

And so it’s very obvious to me I sure hope it’s obvious to all of you guys that the offering that Virgin Orbit is already crazy exciting. But we have opportunities to make it even better in the short term. We have opportunities in the midterm and opportunities in the long term, so, the future is bright. You ought to bring your shades.

Tony Gingiss:

Welcome, everyone. I’m Tony Gingiss. I’m the Chief Operating Officer of Virgin Orbit. Now you’ve heard a little bit about the technology of Cosmic Girl and on our Launcher One, I’m going to run you through our manufacturing and launch operations.

Tony Gingiss:

Firstly, Virgin Orbit has control of our end-to-end product and life cycle. This tight control allows us to control our processes, our quality and our costs. It’s one of the main reasons I joined the company, because it’s a truly incredible capability and a truly vertical capability that we have here.

Tony Gingiss:

The capabilities we have across our sites and our mobile operations include Long Beach, where we do all of our building of the piece parts of the rocket, the major assemblies, and the full rockets themselves. In Mojave, we do all of our structural and engine testing, including the ATPs. And in our regional space ports and in Mojave, we do our flight and launch operations.

Tony Gingiss:

So you can see on the right that mobile capability allows us to take the flight and launch that we do in Mojave as our Southern California space port, our first space port, and take that anywhere in the world. First international partner will be Cornwall in 2022.

Tony Gingiss:

Let’s go on to some of our advanced technology. The machine that builds the machine is essentially our factory. We don’t just focus on the rocket itself and the design of the rocket. We’ve made a lot of investment in our factory. So if you look at the left-hand side of the chart, you can see that we’re leveraging tens of billions of dollars of other people’s investment in composite manufacturing technology, specifically in the automotive and aircraft world. That allows us to build these tanks faster at lower cost and save mass. Most of the major structural pieces of our rocket are made out of composites: the linerless tanks, the skirts, and the major structural components.

Tony Gingiss:

We take these tanks and then we actually go to automated inspection on them, and that allows us to look at the quality of the tanks before they’re ever put on a rocket and it’ll also, using the leverage technology that we have, allows us to do things in days, not months, a truly incredible thing to do.

Tony Gingiss:

Additionally, on the right-hand side, you’ll see a partnership that we value greatly, which is our partnership with DMG Mooring. DMG is the world leader in additive and subtractive manufacturing, or what we like to call hybrid manufacturing. Fundamentally, this changes the way we design and build our most expensive, most complex, longest lead parts. This allows us to reduce 90% time on some of these critical parts, including our main combustion chamber for our next generation Newton 3 engine.

Tony Gingiss:

This allows us to do a combustion chamber in one or two months versus what was traditionally a 12 to 14 month process. That’s not only a savings of time, but an incredible reduction in cost and an incredible flexibility that the team has in the way we design it.

Tony Gingiss:

This is already in place, and today if you look at all of this technology, it’s supporting about five rockets a year in flow through the factory, so it’s really incredible.

Tony Gingiss:

The scalability of our manufacturing is shown in the next slide. This is our overall Long Beach facility layout. This is where we can do all of the major pieces of the rocket and the assembly. As I mentioned earlier, all of the critical technology, the critical processes, and the critical machinery is in place to support up to about 20 rockets a year.

Tony Gingiss:

Over the next 12 months, we’re going to look at scaling and replicating that, including some of the tooling and staff needed to sustain the rates that we need in 2022, and then after that, we’re going to look at taking that and replicating that into larger facilities in the local area to support rates beyond 20 rockets a year, 40 and 60 in the out years.

Tony Gingiss:

Now let me spend a little time on the meat and potatoes of our business. That is our customers. Our customers experience Virgin quality end-to-end customer care. That is critical to our business. We take them from the beginning of receiving their payload through mating it to the rocket, the encapsulation, transfer in our just right payload trailer, take it up to Mojave or our local or remote launch site, mate it to the rocket, on or off wing of Cosmic Girl, and then get it ready to go into space. We don’t exist without our customers, so it’s critical that we give them a real world class experience with this. Mission accomplished for us is a satisfied customer. Diving into Mojave a little, just to give you a sense of some of the great stuff we do up there, you can see Necker North, Necker Central, and Necker South, where we do a combination of all of our structural testing in North, all of our engine development and ATP testing in Central, and our stage testing and some of our launch staging in Necker South. These are all really important. The testing we do on our structures and our engines ensures that those perform perfectly when we’re on our rocket. Things have to work perfectly for minutes and hours, and we want to make sure that they do, and that’s how we leverage our Necker facility.

Tony Gingiss:

We’re continuing to scale Necker to support the increased launch cadence and actually in the center with the Necker Central, we’re bringing on two new stands for our engines in the coming months, which will allow us to support these increased rates.

Tony Gingiss:

Now let me move to our fully transportable system. Our plane, our rocket, and our GSE are all transportable, as I mentioned on the first slide. If you take our compact GSE 2.0 with the rocket, with the encapsulated payload, we can load those into a cargo configuration like you see on the right, and we can transport that anywhere in the world. What you’re seeing on the left is actually our first space port, Mojave, where we do that. And you can see the infrastructure that’s needed there. It’s our GSE, it’s our plane, and a piece of concrete at the end of the runway. There is no fixed infrastructure that we need to do these operations, and that is really unique to Virgin Orbit. No one else has that discriminator.

Tony Gingiss:

So if you take that, load it onto a plane, we can do it at a first space port, like space port Cornwall in the international space port arena, or we can do it anywhere in the world as we build out more space ports around the globe.

Tony Gingiss:

Thank you for your time today. I really appreciate you joining us. Will Pomerantz will now walk you through the factory and the launch operations in a video, and I’m sure you’ll enjoy it. Thanks a lot.

Will Pomerantz:

Hi, and welcome to Virgin Orbit’s rocket factory. We’ve got 180,000 square feet of the most advanced aerospace manufacturing facility in the world. It’s laid out so we can do every part of the program all under one roof, extraordinarily efficiently, where we’ve built the flight hardware that’s already flown to space, where we’ve got rockets for our next 10 customers already in flow. We’ve invested in facility automation using the latest cutting edge technology to help us build rockets even faster, churning out major components in a single work shift and allowing us to do it all under one roof with a maximized efficiency of product flow.

Will Pomerantz:

For machining, we’ve partnered with DMG Mori, one of the leading manufacturers of machine tools in the world, and we have access to their global pool of expertise and some of the most incredible machines ever built, like this hybrid manufacturing machine that does both metal additive 3D printing and subtractive manufacturing at the same time. This machine is literally the first of its kind in the world and it was custom built to our requirements and our specifications. Our linerless tanks, our advanced composite structures, our lightweight, home-grown avionics, and of course our rocket engines, all made under one roof and all coming together here in our final integration area, where you see a nearly fully built Launcher One rocket.

Will Pomerantz:

Doing all that work under one roof means that our engineers, our technicians, and our managers keep good visual management of the entire flow from raw carbon fiber and stock metal to complete Launcher One rockets. As soon as we’re done here, the rocket can hit the road and go out to meet the aircraft.

Will Pomerantz:

So after we manufacture, test, and integrate the rocket, we’ll put it on a trailer, put it on the road, and bring it to meet the rest of our launch system. And when we talk about building the world’s most flexible, most mobile launch system, we really mean mobile. Using a customized 747, a couple of trailers, a runway, and a launch license, we can conduct missions to space from just about anywhere on the planet.

Will Pomerantz:

On board the aircraft itself, we’ve stripped out all the furniture and all the fittings, just to save weight, so the main deck of the aircraft is entirely empty. The upper deck we’ve turned into a flying mission control. So we have a few workstations where launch engineers can be helping us monitor the status of the mission, the health of the aircraft, the health of the rocket, its pile on, and maybe even of our customer spacecraft.

Will Pomerantz:

I’m so happy we got a chance to show you around our aircraft, our rocket, and our factory, at least virtually, and, we hope to see you soon.

[Intermission for Q&A]

Dan Hart:

Okay. Well, let’s get back into it. At this point, we’re going to go into each of the market areas. So starting with commercial and civil space. As we’ve talked about before, there’s been a huge transformation in technology for small satellites traveling in low earth orbit, and that has given rise to new applications, really expanding the capabilities of satellites as new businesses are started, new ventures and applications are started because of the lower cost of getting data from space. Everything from enhanced earth observation, to the internet of things, better monitoring of climate, national security. The whole gamut of what we do in space has seen a burst of activity that’s driven hugely by investment.

Dan Hart:

We’ve seen companies popping up around these applications across the entire globe, with new companies being announced really almost every week we see something new coming. The commercial world has really started this revolution, but government has also now taken hold of it as civil space agencies change the way they do climate monitoring, national security communities look at using small satellites to boost resiliency and responsiveness and the capability to respond to world events.

Dan Hart:

All of that is giving rise to a sharp increase in launch of small satellites, and you can see that in the chart on the right, as well as, a change in the behaviors and the buying habits of small satellites. They’re no longer items of curiosity or experiments. They are the core of businesses, demand for revenue, demand for earnings, demand for critical mission execution, and those buying habits are driving the launch sector.

Dan Hart:

If you look at the next chart, I’m often asked about the role of ride share and dedicated launch? And, and this chart really speaks to that. As I just mentioned, if you look at the Y axis on the left, small satellites are going to or have gone through a transition. Where they start out as experiments, many of the companies today are doing prototypes, improving their technologies or doing initial deployments. Some of those are somewhat agnostic in their early stages in terms of the orbit that they require, because they just want to get to space and prove the technology and capability is there.

Dan Hart:

But as their customers base builds, the way you make money as a satellite operator is to have your satellites over the regions where your customers are asking for focus. In other words, the more hours of the day that a satellite is taking pictures or communicating with people who are paying it, the more revenue, obviously, the satellite is, is earning the company. And you just multiply that with satellites.

Dan Hart:

So as companies mature, as they focus more and more on their customers, their orbital requirements increase and the requirement of their orbit increases to, to be very specific. And so that’s where dedicated launch comes in, because we can put them in the right place at the right time so that their revenue stream is not delayed because they’re waiting for a large rocket or they’re waiting to drift into the right orbit to activate. And it doesn’t compromise their revenue stream because the orbit, the injection they’re put in is optimum for producing the maximum amount of profit for their business.

Dan Hart:

And if you take that similarly for national security or NASA, the orbital requirement is very precise and very demanding.

Dan Hart:

On the Y axis of that chart, you can see that, we’re moving from a period where we think about space as, as purely a global activity where a company will cover the entire globe. But what’s happening in space is countries and regions are wanting and are putting up their own satellites to cover that region, to cover points of interest for that country, and the companies in those countries are answering the call.

Dan Hart:

And so there again, we’re moving from a period of time where a generic orbit might have been satisfactory to one where, regional focus is critical and the time the satellites are over the points of interest become very important. You put those two axes together, you can see the evolution of launch is veering very much towards the demands of the satellite community, to specific orbits, to maximizing revenue and maximizing mission.

Dan Hart:

Now, taking the idea of regional focus and looking at space launch. If you look on the right-hand side, you can see that space is becoming very much a global activity. There used to be a handful of space agencies dominating what’s happening in space. There are now almost 80 of them, and, and that’s told by the red curve, and it’s going up. If you look at the yellow curve, though, space launch, the number of countries that have access to their own space launch, is pretty flat. And the difference between those is a big business opportunity.

Dan Hart:

Given that we have a unique capability to be mobile, we can take any runway that can handle a large airplane and turn it into a space port. We can provide space launch to, to all of these countries, and so we’ve had an incredibly productive set of discussions and a number of contracts put in place.

Dan Hart:

Set of discussions and a number of contracts put in place with countries who want to do just that. The UK is in the lead. You can see Prime Minister Boris Johnson standing in front of a LauncherOne, wearing a Virgin Orbit jacket and talking about Virgin Orbit, because we plan on going to Cornwall next year, where we’ll execute our first launch for the UK, the very first space launch from sovereign territory for that country.

Dan Hart:

Similarly, in Japan, in Ōita, we’ll be leaving from there. Brazil, from Alcântara. Australia, many, many other countries are talking to us about, how do we provide space launch, because space launch is a critical link if you’re going to be a space-faring company and every one of those almost 80 space agencies has that as their objective.

Dan Hart:

So, that’s a little bit of a nutshell of what’s going on in commercial as well as civil space. At this point, I want hand it over to Mark Baird who will tell you about the national security world and how our system has unique capabilities for the national security customer. Mark?

Mark Baird:

Greetings. My name is Mark Baird and I’ve recently joined the Virgin Orbit team as the president of VOX Space and I couldn’t be more happy to be a part of this team. After spending three decades in military service, I really believe that this privately-funded capability is essential to the execution of the national security mission that we face in front of us, because I believe that we’re at an inflection point right now. We’ve been used to dealing, over the last two decades-plus, with an adversary that’s focused in the Middle East that’s lethal but less sophisticated. That adversary will remain, but we’re now focused on a much more peer competitor-style adversary in a different, geographic region, and it’s going to be a difficult task and we need to all be on-board in the national security sector to make that.

Mark Baird:

It is an existential threat because the way that we’ve sized our forces and our capability, we rely on space. It’s a vital and vulnerable capability that the peer adversary knows that is vital and vulnerable, and they know that it’s our Achilles heel. It’s hard to defend but it’s not only important to our military, but the economy in general. It is an Achilles heel that our opponents know about, and right now we’re focusing, as a national security approach, we have a new service, the first service in 70 years, the United States Space Force, and a reconstituted combatant command US Space Command that has budget, focus, and attention of people at all levels of our government.

Mark Baird:

You can see from the chart, we have a very capable but very fixed launch capability. You see the picture of Cape Canaveral. We also have Vandenberg and Wallops Island. These are the places that supply our space capability to the war-fighter. They’re very vulnerable, as are our satellites. These systems are built on an assumption that we have peacetime operations and we can take access, get access to space, at any point in time.

Mark Baird:

A peer competitor understands that if they hold our space capabilities at risk and then they can hold our ability to replenish them at risk, then we now are much more vulnerable. Our space access is centralized, fixed, and predictable, and these are the things that you do not want to do when you’re in a military conflict with a peer competitor, and this is what we have to be ready for.

Mark Baird:

You can see the comments from our previous secretary of the Air Force that really focused on the capability that Virgin Orbit provides. If you can go from any 747-capable air field around the world and the adversary never knows where it’s going to come from or where it’s going to be deployed to. Keeping them questioning is essential to success against a peer competitor.

Mark Baird:

Currently, replacing a satellite takes months or years through a fixed site, such as what you see here. And if we are not able to do that, it can be shut down completely. Our space capability, which we rely on, can be shut down completely. We can take that months and years into days and weeks, and that is the critical thing that Virgin Orbit provides.

Mark Baird:

VOX Space was formed early in the evolution of Virgin Orbit, to be focused specifically on the national security sector. We have the critical experience, understanding of a complicated group of customers in a very, very complex national security arena. We have the right people that are focused on the right acquisition capabilities, the right networks, and that understand how it all works that can effectively engage and are engaging as we speak with the national security folks across traditional military, the intelligence community, other communities, oversight, the executive office of the president, missile defense, and others, which we’ll talk about. But you see the people on the screen here have years of experience which expands the gamut.

Mark Baird:

So, we were designed, VOX was entirely designed to serve this community and every part of the organization is optimized towards that. We have a very good relationship with Virgin Orbit and VOX, where we work hand-in-hand with each other. We have the clearances, the contracting and acquisition know-how, and the networks, like I said, to effectively support national security.

Mark Baird:

So, a couple pictures here of what we’re already doing. On the left, we are already part of the launch capability of the national security sector. We have orbital services programmed before, we’ve had a number of launches, we’ve got a number in the chute that are coming through. We’ve got a lot of interest across the board to expanding that capability. On the right, the advance battle management system exercise. That’s part of the bigger, joint all-domain operations effort that is going across the DOD and the IC, and we were the only launcher that was asked to be involved in that because we had the flexibility and the responsiveness that nobody else had. So, we actually scrambled out of Mojave and then simulated the deployment that needed to be put into place in this exercise, in the ABMS exercise. We were the only one that was able to do it, and that’s the thing that is driving this joint all-domain operations effort, and continues to gain momentum in the Department of Defense.

Mark Baird:

We’re also putting together an end to end demo which will span not only launch, obviously you have to have something to launch. So, we’re putting together an end to end demo with our, with our customer that would go from the payload, the satellite itself, the launch, the deployment, the operations, and, uh, bringing data down to the end u- to the end user. This is something that’s not been done before and we are leaning forward heavily in making this happen.

Mark Baird:

So, part of the unique view of the way that we would deploy this capability in support of a combatant command that is pulling its operational plan into effect is what we call the squadron approach, where we would have squadron airplanes and an integration hangar. I’ll walk you through here. We have the airplanes, we have the boosters that are already mated, we have the encapsulated payloads that are then mated with the booster, put in the tarmac, put onto the airplane, the airplane deploys, the mission is deployed, and that capability is supplied to the ultimate user in hours.

Mark Baird:

And what this does for us is obviously there’s sales in terms of airplanes, rockets associated mission support, depo sustainment, a lot of these things are going to have a lot of recurring, revenue for the company, and you can see from General Raymond’s quote that he is really interested in making responsive space happen. And nobody else can do this because the only company that can provide anywhere, anytime, unwarned capability is Virgin Orbit.

Mark Baird:

That is one of the biggest discriminators for us, probably is the biggest discriminator for us because we can come from anywhere at any time, confusing the calculus of the potential adversary.

Mark Baird:

Another area where we’re really interested in dealing with our national security customers in the Missile Defense Agency, we’re working with them because, as you know, they have a very complicated and sophisticated mission, and that’s to protect the homeland and our allies from ballistic missile attack. They spent quite a lot of money, $9.2 billion is the 2021 budget estimate. You can see they have a lot of targets that they have to deploy in order to be able to evaluate their system. Currently they come out of the- the rear of a C-17. You can see the parachute pulling the target out. This is a very complicated, very dangerous, and very expensive capability that they provide. C-17 fleet is over-subscribed. It’s the Air Force’s number one cargo plane. It is way over-subscribed and very expensive. What we provide is a very clean target on the bottom of launcher, on the bottom of the 747 off of LauncherOne. Much cleaner, much cheaper, and we’re already under contract with MDA to, uh, to study this capability. They’re highly interested in it.

Mark Baird:

The next big threat that they’re dealing with, Missile Defense Agency, actually across the DOD, it’s very, very concerning, it’s... because it’s a very scary threat, is hypersonics. There’s a significant area of investment, more than three-billion annually and growing, into this capability, because this is the first time where we’re used to a ballistic missile threat, which is easily predictable, you know what path it’s gonna take. Hypersonics go fast, go low, and they, and they do a lot of evasive maneuvers. So, everybody’s involved in trying to figure out, how do we beat this threat?

Mark Baird:

And what we are trying to provide is, using LauncherOne, we’re an excellent platform for testing not only the technology, as you can see on the red, but also targets, because the Missile Defense Agency needs to be able to simulate enemy missiles coming from anywhere at any time, and we are the most efficient and the least cost solution to get into that. So, being that those targets are of huge importance to the Missile Defense Agency, and there’s little or no modifications needed to our platform.

Mark Baird:

So, in summary, you can see, across the national security sector, there’s a number of different capabilities that we can provide, each of them, we are uniquely positioned to have that discriminating capability, whether it’s launch, coming from anywhere, anytime, un-warned, a squadron capable of operating from anywhere around the world that’s capable from a 747 airfield, the ability to do depo maintenance, all of the different capabilities that such a squadron would require. And then supporting missile defense, both in targeting of, missile defense and then the hypersonic. So, across the board, I could not be more excited to be a part of the time, and I’m happy to join and ready to answer any questions.

Jim Simpson:

I’m Jim Simpson, chief strategy officer for Virgin Orbit. I want talk to you about our exciting space solutions business. It’s a natural progression for us to be able to go from space access to space utilization to provide an end to end space solutions capability.

Jim Simpson:

We’ve selected specifically areas of the Earth Observation and Internet of things that take advantage of the ubiquity of space and make them unique for space solutions. We’ve also been able to take advantage of our investors, the Virgin group and to enable us to have anchor tenants for these types of businesses, specifically in the areas of Virgin Voyages, Virgin Atlantic.

Jim Simpson:

From an addition to that is that we’ve also been able to leverage some of our customers in the space deployment area, in that we are teaming and have in-kind equity positions with SAS, Arqit that allow us to use capabilities capacity from them that allows us to initiate our space solutions business early.

Jim Simpson:

In addition to that, we have partners, BigBear and Redwire that are enabling us to provide data analytics and artificial intelligence that provides that final end product to create the entire end to end space solutions business.

Jim Simpson:

So, we talked on the previous page about the two different areas in space solutions business that we’re going to enter into, the Internet of things and also Earth Observation. The Internet of things is a $1.1 trillion business right now. It’s growing to $4.5 trillion in, uh, 2025. We’ve selected a very narrow wedge of a $25 billion segment that specifically leverages the capabilities and the uniqueness of space. We specifically focus in on connected ship management, pipeline monitoring, intelligent agriculture, and connected air craft.

Jim Simpson:

In that area, we’re working all sorts of different elements of IoT, from services, security, analytics, connectivity, IoT devices and infrastructure that enable us to be able to achieve what we want to in the IoT segment. This is a critical area where it requires a lot of data analytics, value-added services, and our partner, BigBear, is going to be critical for us on these areas.

Jim Simpson:

In the Earth Observation area, we are uniquely capable of providing all three different modalities: synthetic aperture radar, electro-optics, and hyperspectral imagery, literally taking fingerprints of the different plants and chemicals to enable us to determine different critical elements beyond just looking at pictures.

Jim Simpson:

We’ve been able to focus in and have been able to utilize our ability to be able to build to have launch vehicles at different countries. One of the critical elements that a lot of the countries want is security, and the ability to actually deploy some of these satellites from their own country enables them to be able to want to utilize our capabilities in the Earth Observation segment. And this is a unique feature that we have at Virgin Orbit that makes us quite special in this different area.

Jim Simpson:

You know, the Virgin advantage that we really have is that... and it’s an extremely cool aspect about Virgin Orbit, is that we aren’t just launch people. We’re space people. And because of that, we have a lot of people in this company, including myself, Dan, and others, that have experience both in the satellite segment and the launch segment of this business, as well as missions expertise. And because of that, we’re able to naturally progress from space access to space utilization.

Jim Simpson:

There are certain segments, though, however, that we’ve really been able to take advantage of because of our partnerships and our investors. And those enable us to have a very unique capability in a space solutions segment. For example, as I said before, our investors are enabling us to have anchor tenant capabilities. Some of our customers for our launch segment have actually been... become equity partners with us and providing us capacity that allows us to initially quickly move forward in the space solutions segment.

Jim Simpson:

And then additionally that, we have partners, such as BigBear, that allow us to provide the data analytics and the end solutions that the customers crave in this different area. Between all of that, we provide a very unique advantage of Virgin Orbit.

Jim Simpson:

So, we talked about the Virgin Orbit advantages, and part of the advantage we have is our partnerships and our relationships, uh, with our investors. And if we bore down a bit, I’ll describe a little bit of what they provide, it’s different elements that make it very unique for us and provide us a special advantage that we talked about.

Jim Simpson:

When we talk about Arqit, Arqit is a quantum encryption solution set that provides incredible security for our customers, which are demanding more and more to have that security. I talked about being able to launch from their own country to be able to have security. Having security on the satellites is even more dramatic.

Jim Simpson:

When we talked about BigBear analytics, we’re talking about being able to provide artificial intelligence, value-added services, and make very complex problems very simple for our customers, a critical element in all of our space solutions. HyperSat is creating hyperspectral imagery that is able to provide fingerprints that allow you to determine different chemicals. Are there going to be oil leaks? Are there certain chemicals that are being fused out? It’s able to provide an additional element of information beyond just synthetic aperture radar or electro-optics.

Jim Simpson:

We talk about Redwire. Redwire is providing space elements and ground segments that enable us to have that end-to-end capability. SAS is providing IoT consulting capabilities to be able to know what the consumer needs and what the customer wants. And we’re very fortunate to have one of the best technical groups that are developing new sensors, new capabilities and new ways that we’ll be able to multifuse intelligence to enable our end user and customers to have more of what they want on-demand, when they want it, and what they want to be able to look at.

Jim Simpson:

With all of that, we’re able to focus in on the areas that are core areas, such as maritime, aircraft, and pipelines.

Jim Simpson:

So, we just bored down in some of the critical partners, investors that we have, as well as the capabilities that Virgin Orbit brings. And, a lot of people don’t really realize this but 40% of all of this end-to-end satellite solution architecture is launched, so, we already have a very big element in production and in operation.

Jim Simpson:

When you look at the overall architecture that we’re looking at, you’ll see that we have satellites that create Earth Observation through electro-optics, hyper-spectral imagery, synthetic aperture radar, and the RF capabilities of the IoT to be able to provide sensor information for our customers.

Jim Simpson:

We’re able to then take that data and actually able to partner with other elements, such as, example is that, the Space Development Agency network that they’re creating right now for the US government could link and get additional information from this type of an architecture. In addition to that, one of the critical aspects of it is that just getting data off of a satellite’s not enough. You have to be able to take that data and do something meaningful with it.

Jim Simpson:

As such, we’ve created, with BigBear, a cloud-type of capability that provides a storing of that data, being able to analyze that data and be able to provide data that the customer truly needs to have. In addition to that, those space solutions are able to provide to multiple sources, once we have that infrastructure in-place that we’re talking about right here.

Jim Simpson:

So, how does it work? What’s a case study that we could take a look at? One of the things that we’ve been working on is what we call a virtual black box for our aircraft capabilities and aircraft space solutions. And an example of that is that an aircraft would be flying, it’s providing telemetry in to the different satellite systems. The satellites then submit that data into our data structure and then our value-added services. From that, in this case, there was an indication that the, that the aircraft went off-course. So, naturally, we sent signals then to our synthetic aperture radar and our Earth Observation to determine whether the aircraft had gone off-course or not.

Jim Simpson:

In this case, it was in a very cloudy area. We tried to do something with electro-optics. We couldn’t see the aircraft. With our synthetic aperture radar, which is able to go through the clouds, we were able to see the aircraft and be able to sure enough find that it was off-course, be able to provide information into the cockpit to be able to align that capability properly and be able to move back on-course.

Jim Simpson:

That sounds like a very simple capability, but if we had that capability during the ablation activity a few years ago, we may not have had a disaster that we did have.

Jim Simpson:

And if you take that one element that we just talked about and the architecture that we talked about and we actually build it out to be able to enable all of those different types of capabilities we talk about, this is actually our space solutions future vision, where we’re able to accommodate Earth, air and sea as part of our capabilities for all of our products for space solutions.

Jim Simpson:

So, how are we doing? And so, right now, we’re on-track for being able to provide our first satellites in 2023 and our first revenue stream in 2023. We’re extremely excited about the space solutions segment and we’re already well on our way.

Jim Simpson:

I’m gonna take us back a bit to talk about the broader market and how we’re doing as far as our marketing strategy and our implementation. When we look at this, is that the proof is truly in the pudding. We’ve had two successful launches this year, and those two successful launches have been in all of the different customer elements that make up launch. We’ve had launches from the civil and NASA capabilities. We have international MODs. We have commercial customers as well as the Department Of Defense and the intelligence community. The capabilities of LauncherOne have been demonstrated, and as you can see from Dr. Zurbuchen and Dr. Wilrocher, the excitement that they have of the capability that we’re now providing with our operational LauncherOne.

Jim Simpson:

We just talked about that dynamic marketplace and the customer acceptance and embracement of Virgin Orbit and LauncherOne after the successful launches in January and June of this year. I’m excited to say that we have $4 billion worth of opportunities, $300 million in active contracts, launch service agreements, memorandums agreement, and letters of intent.

Jim Simpson:

In addition to that, we have $1.3 billion worth of active proposals, and, further, we’ve identified $2.3 billion of opportunities with 70 unique customers. The dynamics of these numbers change daily and it’s showing the active amount of interest that the customers have in our business area. Because of that, we have extreme visibility within our 2022 and 2023 orders of revenue and high confidence of our ability to achieve or exceed those numbers. In summary, we’re extremely excited about the success that we’ve had at Virgin Orbit and how we’re going to extend that into the future. I look forward to your questions.

[Intermission for Q&A]

Brita O’Rear:

I’m Brita O’Rear, the CFO at Virgin Orbit. Before launching into the figures, let me provide a bit of background on the financial model, which was constructed thoughtfully and diligently, incorporating the overarching strategy for each of the three business verticals, commercial line civil, national security and defense, and space solutions.

Brita O’Rear:

We’ve also leveraged and included real time feedback from our customers and consultants and the model is aligned with our internal cross functional organization’s performance objectives. The plan is greatly de-risked with the one billion investment to date, past technical feasibility and our consecutive successful orbital launches.

Brita O’Rear:

We’ve also heavily discounted markets to specifically focus on key select areas as Dan and the rest of the team just presented. Let’s advance to the next slide.

Brita O’Rear:

We’ve color coded and stacked the annual revenues by each of the three main business segments to ease the demonstration of a quite balanced portfolio, as well as how we address the needs of the commercial, civil and the government markets.

Brita O’Rear:

Red represents the activity related to our commercial and civil segment, gray reflects the national security and defense segment, and black represents the space solutions segment. Drawing your eye back to the chart, 2021 activity is 15 million, growing to be in excess of two billion by 2026, with an impressive CAGR.

Brita O’Rear:

As previously shared by way of our robust pipeline, we have insight to our revenues going out into 2023 and even now, starting to touch 2024. Our portfolio spans across many applications which are mature, and includes other ramping activities ensuring consistent, recurring growth, and continued new sources of income.

Brita O’Rear:

BY 2026, both the commercial and civil, as well as national security and defense are balanced with each reflecting about 40% of the activity and the remaining 20% supported by the space solutions sector. As space solutions reaches scale, the activity across all three business verticals will become quite balanced.

Brita O’Rear:

On our next slide, the focus is on the commercial and civil segment, which is comprised of commercial and civil launch revenues, as well as revenues generated from the sale and establishment of international civil space ports. Within Virgin Orbit’s unique small satellite solution, we’re able to uncork the launch bottleneck for commercial and civil customers, by providing launches to any orbit, any inclination, any time and can handle any level of complexity. Thus enabling customers to close their business cases and their own terms.

Brita O’Rear:

And with civil space ports, we’re able to address the global desire for sovereign launch. The space port revenues are comprised of sales from launch systems, ground support equipment, recurring O and M services, as well as launches.

Brita O’Rear:

In addition, the demand for in country launch capabilities, due to the growing number of civil space agencies is a market which is specifically answered by Virgin Orbit’s unique horizontal launch solution. With the proliferation of small satellite, in conjunction with satellite constellations, moving into an O and M phase, dedicate launch will be a necessity. Revenue in this segment grows from five million in 2021 to 789 million by 2026, and a CAGR of approximately 175%.

Brita O’Rear:

Moving on to the national security and defense segment, revenues grew in excess of 140% CAGR from 10 million in 2021, to over 800 million by 2026. As Mark highlighted earlier, our national security and defense sector is growing robustly, as the US government and our allies address new threats and confirm their commitment to space.

Brita O’Rear:

Our business plan models as providing not only proprietary and non-proprietary launches, but also services beyond launch including squadrons, which is akin to the civil space port activity, missile defense targets, and the capability to perform special missions using our carrier aircraft.

Brita O’Rear:

We are uniquely positioned to address the defense market, by not being anchored around a vertical launch provider. But rather a freely mobile and horizontal launch solution. We’re able to launch unpredictably and unwarned, providing resilient and rapid response launch capabilities to support the increasing need for national security, reconstitution, and disaggregated space architectures. The model incorporates demand which may stem from US government LSAs, as well as IDIQs for national security. In addition, with many of the government budget priorities shifting towards new technology results in an increased need for hypersonic and defense targets, which is where Virgin Orbit can provide a unique solution with a significant cost advantage, as compared to current missile defense targets and hypersonic test beds.

Brita O’Rear:

As you can see, defense is one of our largest segments, mainly due to our differentiations, flexibility and responsiveness.

Brita O’Rear:

Within space solutions, our natural growth continues, by selectively providing key connectivity services with IOT, EO, as well as support to NASA’s lunar missions and space exploration activities. It allows us a natural, evolutionary opportunity to diversify our business and to gain new, recurring sources of revenue.

Brita O’Rear:

To model revenue in this market, we partnered with a major consulting firm, conducting a market sizing analysis, assumed single digit percentage market capture in our key sectors, and then, over laid additional conservatism by incorporating a one year deferral.

Brita O’Rear:

The revenues steadily grow from 10 million with the initial launch of our demo satellites in 2023, to north of 400 million by 2026. This segment continues to grow the business beyond 2026, as it starts to reach scale. As satellite technologies continue to advance, so will the use cases for IOT and EO. Virgin Orbit has specifically focused on IOT markets that cater to low power devices, and smart mobility and smart logistics. The revenue projections assume a nominal market share capture, relative to Virgin Orbit’s addressable market.

Brita O’Rear:

In regards to EO, we are uniquely offering three imaging modalities, in one integrated offering. This, in addition with access to raw data, value added analysis and data analytics, creates a differentiated solution and recurring revenue stream. Let’s advance to the next slide, which converts these revenues into earnings and cash.

Brita O’Rear:

Focusing on the top of this slide, is our EBITA projection. Investing in the near term, EBITA is forecasted to become breakeven and positive by 2024. The team is steadily coming down the learning curve and optimizing cost as the business continues to scale, bringing us north of 40% EBITA by 2026, with further upside over time, particularly in the space solutions sector as it reaches scale.

Brita O’Rear:

Transitioning over to cash, which is the lower half of the slide, you see Virgin Orbit will be a highly positive, cash generating business. We forecast to be at cash breakeven and positive by 2024, growing to almost 900 million positive cash, by 2026 with tremendous cash generation thereafter. And as a result of the prepayment construct of our launch service agreements, our cash position benefits from the favorable working capital impact. Typical terms from these agreements bring in prepayments, generally 12 to 18 months in advance of the actual launch.

Brita O’Rear:

With that, let’s take a closer look at costs and cost structure. Transitioning over to our launch costs, this slide focuses on the evolution of the cost over time. Each bar is stacked to reflect each cost element with red reflecting the labor and overhead, black for material, and gray for the launch cost elements. Costs are expected to steadily reduce as the volumes increase, driving efficiencies of scale. Material costs will continue to reduce with high volume and lot buys, vertical integration, strategic partnerships and improved design for manufacturability.

Brita O’Rear:

And with our state of the art manufacturing facility, increased automation, learning curve improvements and continuous design for manufacturing and assembly activities, will steadily drive down labor and overhead costs. We are already seeing marked improvement in reduction in cost, with just our initial builds, as is reflected in the graph.

Brita O’Rear:

From our initial build to our target, we estimate we will slash costs by about 90%. The next slide focuses on our overall operating costs and provides insight into our cost evolution, as a percentage of revenues.

Brita O’Rear:

Similar to our previous co-, graphs, we have color coded and stacked each bar by cost element. Red representing COGS, black for R&D, and gray for SG& A. Within cost of goods sold, the business benefits from economies of scale, learning curve benefits, repetitive builds and cost reductions driven by design for manufacturing and assembly initiatives, all resulting in a long term target of 40% of revenues.

Brita O’Rear:

In regards to R&D, these investments are targeted towards the strategic, growing market opportunities with launch, Launcher One for defense applications and space solutions development initiatives. SG&A addresses our business infrastructure which benefits as the business scales. Examples of the SG&A activity include identification and capture of new business, sustaining support of the organization, business compliance and administration.

Brita O’Rear:

Let’s advance to the next slide.

Brita O’Rear:

Capital investments are planned as the company grows and continues to scale. We will continue the expansion and acceleration of our best in class manufacturing and test facilities, including additional strategic equipment and is time phased to support business ramps from the 20 a year, to 40 a year, and beyond, which is annotated with the bright red portion of the graph.

Brita O’Rear:

And the black portion reflects the launch related investments. Here, the company intends to build additional ground support equipment, as well as acquire additional aircraft, including a cargo variant of Cosmic Girl, which is planned to come online in late 2023. And with the cargo version of the aircraft, we literally become a fully transportable and self-contained launch solution system.

Brita O’Rear:

Within defense, investments are planned to support modifications to Launcher One, and specific equipment for the hypersonic and targets activities. Space solutions, reflected by the dark gray portion of the chart, includes the build and launch of IOT/EO constellations and associated ground stations. The demo constellation is planned to go into service by the end of 2023, with a complete constellation in place by the end of 2024.

Brita O’Rear:

We’ve also planned a minimal amount of recurring capital investment, to account for infrastructure maintenance. Commencing from 2022, upon successful close of our transaction, we expect to need roughly 350 million of cash to fully fund the business plan. The proceeds from the transaction will drive both growth and technology advancement, shown on this slide.

Brita O’Rear:

Roughly 40% will go toward supporting the growth of the company by advancing our mobility with additional launch vehicles and supporting equipment, as well as acceleration of our manufacturing capabilities. Technology represents approximately 60% of the expected use of proceeds.

Brita O’Rear:

R&D activities which will continue to grow the business by improving the performance capabilities of Launcher One, providing unique solutions to safeguard national security, and create applications aligned with hypersonics and missile defense targets. Within this segment is also the capital required to build out the space solutions constellation and capabilities.

Brita O’Rear:

Overall, the key point to note here, is that we have tremendous flexibility to manage our consumption of cash, depending upon the evolution of the market, and the outcome of this transaction. If we find that any of our target markets is growing faster than anticipated, we would be able to shift focus and spend to capitalize on the opportunity. Similarly, we can independently modulate our pace of ramp up across each of our business verticals to adapt to different transaction scenarios. Be that by changing the pace of factory growth to support beyond 20 rockets a year, or re-phasing space solutions growth to be funded by our operating cash flows.

Brita O’Rear:

This is truly an exciting and opportune time to join us on our space journey. We are well positioned, with our unique and differentiated solutions, established factor and concurrent rockets in flow, successful launches and growing backlog. It’s been my genuine pleasure to share with you our projected financials and I thank you for your time and consideration. I look forward to your questions.

[Intermission for Q&A]

Dan Hart:

All right. Well, thank you for joining us today. We’ve given you quite a few charts and hopefully a lot of good information about the company that is bringing new capability in a growing space market. It’s an incredibly exciting time to be in the space business.

Dan Hart:

Now, there is one more voice I would like you to hear. That’s from our founder. So, if you will, we’ll close with a few words from Richard Branson.

Richard Branson:

I’ve always believed that space is absolutely vital. From agriculture to education, to entertainment, and from science to security to sustainability, satellites make our modern world. Aerospace has always been a breeding ground for innovators. But too many great ideas have been priced out of the market. With the traditional industry focus on flagship missions, they’re as expensive as they are ambitious. That’s left a huge part of the market underserved.

Richard Branson:

In 2017, I started Virgin Orbit to meet that need. We crafted our technology and our team to be a little different, because the old way of doing things wasn’t good enough for a new breed of customers who thrive on smaller, more flexible satellites they need to build and launch much more quickly.

Richard Branson:

For six years, rockets have launched just a handful of expensive, grounded sites. That doesn’t work for modern missions which need to be mobile, flexible and affordable. So, Virgin Orbit begins each mission with a massive shortcut, using something I already knew a fair bit about, a Virgin Atlantic 747.

Richard Branson:

It’s part flying launchpad, and part massively re-usable first stage. It lets us bring the launch site to the customer, giving us completely unprecedented access to new markets. It means that Virgin Orbit can make any nation a space faring nation.

Richard Branson:

And in addition to enabling a wave of new customers, it also lets the most established and best funded players in world plan space missions in a totally new way. In 2017, we took our first steps towards an entirely new way to launch, and in just four years, we went from a mostly empty building, to a flawless launch carrying a dozen satellites into Earth’s orbit.

Richard Branson:

But that’s not all. At the same time, we also built the most high tech, efficient aerospace factory. Perhaps, I’m just not as patient as others, but I didn’t want to wait until after we reached orbit to start thinking about how to scale up. So we’ve already done it.

Richard Branson:

No one else can do what we do. Everything is in its right place, letting us build rocket engines 10 times faster, create tanks in days, not months. And meet the new pace of business our customers deserve. Our team has shown we can dream, then deliver, then do it again. In launch, in space operations, and more.

Richard Branson:

The technology is ready. The team is ready. The factory is ready. And the market is ready. Our time is now. And I very much hope you’ll join us. Thank you.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC on October 29, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Vieco USA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.